UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Canadian Superior Energy Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

136644101
(CUSIP Number)

David E. Tang, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA 94111-4024
(415) 434-1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
(a) ¨
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ý

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨

(6)	Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7)	Sole Voting Power	15,186,315

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	15,186,315

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,186,315

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(13)	Percent of Class Represented by Amount in Row (9)	8.8%

(14)	Type of Reporting Person (See Instructions)	IA

(1)	Names of Reporting Persons.	STEELHEAD NAVIGATOR MASTER, L.P.
(a) ¨
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ý

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨

(6)	Citizenship or Place of Organization	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7)	Sole Voting Power	14,836,315

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	14,836,315

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	14,836,315

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(13)	Percent of Class Represented by Amount in Row (9)	8.6%

(14)	Type of Reporting Person (See Instructions)	PN

(1)	Names of Reporting Persons.	STEELHEAD OFFSHORE PARTNERS, L.L.C.
(a) ¨
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ý

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨

(6)	Citizenship or Place of Organization	DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7)	Sole Voting Power	0

(8)	Shared Voting Power	14,836,315

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	14,836,315

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	14,836,315

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(13)	Percent of Class Represented by Amount in Row (9)	8.6%

(14)	Type of Reporting Person (See Instructions)	OO

(1)	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
(a) ¨
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ý

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨

(6)	Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7)	Sole Voting Power	0

(8)	Shared Voting Power	15,186,315

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	15,186,315

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,186,315

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(13)	Percent of Class Represented by Amount in Row (9)	8.8%

(14)	Type of Reporting Person (See Instructions)	IN/HC

(1)	Names of Reporting Persons.	BRIAN KATZ KLEIN
(a) ¨
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ý

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨

(6)	Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7)	Sole Voting Power	0

(8)	Shared Voting Power	15,186,315

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	15,186,315

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,186,315

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(13)	Percent of Class Represented by Amount in Row (9)	8.8%

(14)	Type of Reporting Person (See Instructions)	IN/HC

Item 1.      Security and Issuer

              This Amendment No. 3 (this “Amendment”) amends and supplements Amendment No. 2 to Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2009, by Steelhead Partners, LLC (“Steelhead”), Steelhead Offshore Partners, LLC (“Steelhead Offshore”), Steelhead Navigator Master, L.P. (“Navigator”), James Michael Johnston and Brian Katz Klein, relating to shares of common stock, no par value per share (the “Common Stock”), of Canadian Superior Energy Inc. (the “Issuer”). Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 5.      Interest in Securities of the Issuer

              Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

              (a) Navigator beneficially owns 14,836,315 shares of Common Stock (which includes 3,500,000 shares issuable upon exercise in full of warrants held by Navigator). The percentage of Common Stock beneficially owned by Navigator is 8.6%.

              Steelhead Offshore, as the general partner of Navigator, Steelhead, as the sole member of Steelhead Offshore and as the investment manager of Navigator and certain client accounts, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Navigator and/or such client accounts in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead Offshore, Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead Offshore, Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule, Steelhead, Mr. Johnston and Mr. Klein beneficially own 15,186,315 shares of Common Stock (which includes all of the Issuer’s shares beneficially owned by Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 8.8%.

              The calculation of percentage of beneficial ownership in Item 13 of pages 2 - 6 was derived from the Issuer’s Annual Report on Form 40-F filed with the SEC on May 1, 2009, in which the Issuer stated that the number of shares of its Common Stock outstanding as of December 31, 2008 was 168,644,716 shares.

              Item 5(c) is amended and supplemented as follows:

(c)          Since the most recent Schedule 13D filing, the reporting persons sold the following shares of Common Stock in the open market:

Entity	Trade Date	Shares (#)	Price/Share ($)
Navigator	04-21-09	1,000,000	0.4687
Navigator	04-21-09	500,000	0.4691

Item 7.       Material to Be Filed as Exhibits

No.	Exhibit
6.	Joint Filing Undertaking.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2009	STEELHEAD PARTNERS, LLC

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

STEELHEAD NAVIGATOR MASTER, L.P.
By: Steelhead Partners, LLC, its Investment Manager

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

STEELHEAD OFFSHORE PARTNERS, LLC
By: Steelhead Partners, LLC, its General Partner

By: /s/ James Michael Johnston
James Michael Johnston
Its Director

JAMES MICHAEL JOHNSTON

/s/ James Michael Johnston

BRIAN KATZ KLEIN

/s/ Brian Katz Klein

EXHIBIT 6

JOINT FILING UNDERTAKING

     The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D, as it may be amended, jointly on behalf of each of such parties.

Date: May 12, 2009	STEELHEAD PARTNERS, LLC

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

STEELHEAD NAVIGATOR MASTER, L.P.
By: Steelhead Partners, LLC, its Investment Manager

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

STEELHEAD OFFSHORE PARTNERS, LLC
By: Steelhead Partners, LLC, its General Partner

By: /s/ James Michael Johnston
James Michael Johnston
Its Director

JAMES MICHAEL JOHNSTON

/s/ James Michael Johnston

BRIAN KATZ KLEIN

/s/ Brian Katz Klein